EXHIBIT B

OFFER TO PURCHASE

ABS LONG/SHORT STRATEGIES FUND

C/O UMB FUND SERVICES, INC.

235 WEST GALENA STREET

MILWAUKEE, WISCONSIN 53212

OFFER TO PURCHASE SHARES IN AN AMOUNT UP TO 25% OF OUTSTANDING SHARES AT NET ASSET VALUE

DATED OCTOBER 27, 2022

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT

11:59 P.M., EASTERN TIME, ON NOVEMBER 28, 2022

UNLESS THE OFFER IS EXTENDED

To the Shareholders of Shares of the ABS Long/Short Strategies Fund:

ABS Long/Short Strategies Fund, (the “Fund”) is offering to purchase up to 25% of the net asset value, calculated prior to shares tendered pursuant to this tender offer (the “Net Asset Value”), of the Fund’s shares of beneficial interest (“Shares”) from shareholders of the Fund (“Shareholders”) on the terms set forth in this Offer to Purchase and the related Letter of Transmittal (which together with the Offer to Purchase constitutes the “Offer”). The Net Asset Value of the Shares will be calculated for this purpose as of December 30, 2022 or, if the Offer is extended, as of a later date determined by the Fund’s Board of Trustees (in each case the “Valuation Date”). This Offer is being made to all Shareholders. Shares are not traded on any established trading market and are subject to strict restrictions on transferability set forth in the Fund’s prospectus, as may be amended from time to time (the “Prospectus”) and the Fund’s Amended and Restated Agreement and Declaration of Trust dated September 24, 2015 (the “Trust Instrument”).

Shareholders should realize that the value of the Shares tendered in the Offer is expected to change between September 30, 2022 (the last time net asset value was calculated) and the Valuation Date. Shareholders tendering their Shares should also note that they will remain Shareholders in the Fund, with respect to the Shares tendered and accepted for purchase by the Fund, through the Valuation Date. Accordingly, the value of tendered Shares will remain subject to the Fund’s investment risks set forth in the Fund’s Prospectus (as it may be amended, modified or otherwise supplemented from time to time).

The Fund calculates its net asset value monthly. Any tendering Shareholders that desire to obtain the most recently calculated net asset value of their Shares may contact the Fund by mail at one of the addresses listed below. Shareholders desiring to tender all or portions of their Shares in accordance with the terms of the Offer should complete and sign the enclosed Letter of Transmittal and send or deliver it to the Fund in the manner set forth in Section 4 of this Offer.

i

IMPORTANT

None of the Fund, its investment adviser, or its Board of Trustees makes any recommendation to any Shareholder as to whether to tender or refrain from tendering Shares. Shareholders must make their own decisions whether to tender Shares, and, if they choose to do so, the portion of their Shares to tender.

Because each Shareholder’s investment decision is a personal one, based on its financial circumstances, no person has been authorized to make any recommendation on behalf of the Fund as to whether Shareholders should tender Shares pursuant to the Offer. No person has been authorized to give any information or to make any representations in connection with the Offer other than those contained herein or in the Letter of Transmittal. If given or made, such recommendation and such information and representations must not be relied on as having been authorized by the Fund.

This transaction has not been approved or disapproved by the Securities and Exchange Commission (the “SEC”) nor has the SEC or any state securities commission passed on the fairness or merits of such transaction or on the accuracy or adequacy of the information contained in this document. Any representation to the contrary is unlawful.

Questions and requests for assistance and requests for additional copies of the Offer may be directed to the Fund as follows:

By Mail:

ABS Long/Short Strategies Fund

c/o UMB Fund Services, Inc.

235 West Galena Street

Milwaukee, Wisconsin 53212

Phone: (877) 499-9990

Fax: (816) 860-3140

ii

TABLE OF CONTENTS

SUMMARY TERM SHEET		1
1.	BACKGROUND AND PURPOSE OF THE OFFER	3
2.	OFFER TO PURCHASE AND PRICE	3
3.	AMOUNT OF TENDER	4
4.	PROCEDURE FOR TENDERS	5
5.	WITHDRAWAL RIGHTS	5
6.	PURCHASES AND PAYMENT	6
7.	CERTAIN CONDITIONS OF THE OFFER	7
8.	CERTAIN INFORMATION ABOUT THE FUND	7
9.	CERTAIN FEDERAL TAX CONSEQUENCES	10
10.	MISCELLANEOUS	11
ANNEX A - Financial Statements		13

iii

SUMMARY TERM SHEET.

ABS Long/Short Strategies Fund (the “Fund”) is offering to purchase up to 25% of the net asset value, calculated prior to shares tendered pursuant to this tender offer (the “Net Asset Value”) of the Fund’s shares of beneficial interest (“Shares”) that are tendered by shareholders of the Fund (“Shareholders”) and not withdrawn consistent with the terms of the Offer to Purchase and the Letter of Transmittal (which together with the Offer to Purchase constitutes the “Offer”).  The Offer is being made to all Shareholders.

The Net Asset Value of the Shares will be calculated for this purpose as of December 30, 2022 or, if the Offer is extended, as of such later date as the Fund’s Board of Trustees (each a “Trustee” and collectively, the “Board”) shall determine (in each case, the “Valuation Date”).  The Fund reserves the right to adjust the Valuation Date as a result of any extension of the Offer.

Shareholders may tender all of their Shares or any portion of their Shares (defined as a specific dollar value or as a number of Shares).  The Fund requires that a tendering Shareholder tender a minimum of $10,000 worth of Shares.  A Shareholder tendering only a portion of its Shares will be required to continue to hold Shares with a value of at least $25,000 after giving effect to the repurchase of Shares by the Fund.  If a Shareholder tenders an amount that would cause the value of its Shares (after giving effect to the repurchase) to fall below $25,000, the Fund may, in its discretion, repurchase all of the Shareholder’s Shares. If all of a Shareholder’s Shares are repurchased, that shareholder will cease to be a shareholder. A shareholder who tenders an amount that would cause the value of its Shares (after giving effect to the repurchase) to fall below $25,000 will be permitted to remain a shareholder in the Fund only if the Fund’s Chief Executive Officer or Principal Financial Officer, in his or her sole discretion, signs a written waiver of the investment minimum.

Each shareholder who has tendered all of its Shares and such Shares have been accepted for purchase by the Fund in a repurchase offer will receive cash in an amount not less than 95% of the unaudited Net Asset Value of such shareholder's repurchased Shares, determined as of the Valuation Date (the “Initial Payment”). Such payment will be made within 65 days after the Repurchase Offer Acceptance Deadline. A second and final payment (the “Final Payment”) (which will not be credited for interest) will be made in an amount equal to the excess, if any, of (1) the value of the repurchased Shares, determined as of the Valuation Date, over (2) the Initial Payment. Unless the existence of changes in tax or other laws or regulations, delays in withdrawal proceeds from Portfolio Funds, or unusual market conditions result in a delay, the Final Payment will generally be made within 2 business days of the completion of the next annual audit of Shares by the Fund's independent registered public accountant. Shareholders who tender only a portion of their Shares, and such Shares have been accepted for purchase by the Fund in a repurchase offer, will receive cash in an amount equal to 100% of the unaudited NAV of such shareholder's repurchased Shares, within 65 days of the Repurchase Offer Acceptance. The escrow agent will make the Initial Payment and the Final Payment out of an escrow account created for such purpose. Any interest earned on the escrow account will be paid to the Fund.

If the Fund accepts the tender of all or a portion of a Shareholder’s Shares, the Fund will make payment for the Shares it purchases from one or more of the following sources: cash on hand, the proceeds from the sale of securities and portfolio assets held by the Fund, or borrowings. The Fund does not currently intend to use borrowings to pay for the purchase of Shares pursuant to the Offer.

The Offer remains open to Shareholders until 11:59 P.M., Eastern Time, on November 28, 2022, or any later date corresponding to an extension of the Offer (in each case, the “Expiration Date”).  Responses to the Offer received by the Fund or its designated agent after the Expiration Date will be void.

Prior to this time, Shareholders have the right to change their minds and withdraw the tenders of their Shares.  Shareholders will also have the right to withdraw tenders of their Shares at any time after forty (40) business days from the commencement of the Offer if their Shares have not yet been accepted for purchase by the Fund on or before that date.

If a Shareholder would like the Fund to purchase all of its Shares or any portion of its Shares, it should complete, sign and either: (i) mail or otherwise deliver a Letter of Transmittal, enclosed with this Offer, to ABS Long/Short Strategies Fund, c/o UMB Fund Services, Inc., 235 West Galena Street, Milwaukee, Wisconsin 53212; or (ii) fax it to the Fund at (816) 860-3140, so that it is received before 11:59 P.M., Eastern Time, on the Expiration Date.  The value of Shares is expected to change between September 30, 2022 (the last time prior to the date of this filing as of which the Fund’s net asset value was calculated) and the Valuation Date.  Shareholders may obtain the net asset value of their Shares, which the Fund calculates monthly, by contacting the Fund at (877) 499-9990 or at one of the addresses or the fax number listed above, Monday through Friday, except holidays, during normal business hours of 8:00 a.m. to 8:00 p.m. (Eastern Time).

If Shareholders tender for purchase more Shares than the Fund is offering to purchase during the offering period, the Fund will purchase only a pro rata portion of the Shares tendered by each Shareholder.

Please note that just as each Shareholder has the right to withdraw the tender of its Shares, the Fund has the right to cancel or amend the Offer or postpone the acceptance of Shares tendered for purchase thereunder at any time before 11:59 P.M., Eastern Time, on the Expiration Date.  Also realize that although the Offer expires on the Expiration Date, a Shareholder that tenders all or a portion of its Shares will remain a Shareholder in the Fund with respect to the Shares tendered notwithstanding the Fund’s acceptance of the Shareholder’s Shares for purchase through the Valuation Date.  Accordingly, the value of tendered Shares remains subject to the investment risks of the Fund as set forth in the Prospectus until the Valuation Date.

1.	BACKGROUND AND PURPOSE OF THE OFFER.

The purpose of the Offer is to provide liquidity to Shareholders that hold Shares, as contemplated by and in accordance with the procedures set out in the Prospectus and the Trust Instrument. The Prospectus and the Subscription Agreement executed by each Shareholder, each of which were provided to each Shareholder prior to subscribing for Shares, provide that the Board has the discretion to determine whether the Fund will purchase Shares from time to time pursuant to written tender offers. The Prospectus also states that the Board expects that tender offers, if authorized, will be made no more frequently than quarterly and will typically have a valuation date as of March 31, June 30, September 30 and December 31 (or, if any such date is not a business day, on the last business day of such calendar quarter). Because there is no secondary trading market for the Shares and transfers of Shares are limited by the terms of the Prospectus and the Trust Instrument, the Board has determined, after consideration of various matters, including but not limited to those set forth in the Prospectus, that the Offer is in the best interests of Shareholders.

The purchase of Shares pursuant to the Offer may have the effect of increasing the proportionate interest in the Fund of Shareholders that do not tender Shares. Shareholders that retain their Shares may be subject to increased risks that may possibly result from the reduction in the Fund’s aggregate assets resulting from the payment for the Shares tendered. These risks include the potential for greater volatility due to decreased diversification of the Fund’s investments. The Fund believes, however, that this result is unlikely. To raise the necessary cash to purchase Shares pursuant to the Offer, ABS Investment Management LLC (the “Adviser”) expects to minimize Fund portfolio changes by liquidating portfolio assets on a pro rata basis to the extent possible given applicable Portfolio Fund liquidity restrictions and withdrawal notification requirements. The liquidation of Fund investments, including but not limited to Portfolio Funds, earlier than the Adviser would otherwise have liquidated such holdings may potentially result in losses or increased investment related expenses of the Fund. A reduction in the aggregate assets of the Fund may result in Shareholders that do not tender Shares bearing higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline. These effects may be reduced or eliminated to the extent that additional subscriptions for Shares are made by new and existing Shareholders subsequent to the date of this Offer.

Shares that are tendered to the Fund in connection with the Offer will be retired, although the Fund may issue Shares from time to time in accordance with the Prospectus and Trust Instrument.

2.	OFFER TO PURCHASE AND PRICE.

Subject to the terms set forth in the Offer, the Fund will purchase up to 25% of the Net Asset Value of the Shares tendered by Shareholders by 11:59 P.M., Eastern Time, on the Expiration Date and that are not withdrawn. The Offer is being made to all Shareholders.

The purchase price of Shares tendered to and accepted by the Fund for purchase will be their Net Asset Value as of the Valuation Date. The Fund’s net asset value is the value of the Fund’s assets less its liabilities, and its net asset value per Shares equals that net asset value divided by the number of the then issued and outstanding Shares.

The purchase price of a Share is payable as set forth in Section 6 of this Offer.

As of the close of business on September 1, 2022, there were approximately 1,991,074 outstanding Shares of the Founders’ Shares, and the net asset value of the Fund was approximately $213,007,793 (based on the net asset value of such Shares). Shareholders may obtain monthly net asset value information, which the Fund calculates based on pricing information received from third party vendors and, with respect to Portfolio Funds, information received from the Portfolio Funds, until the expiration of the Offer, by contacting the Fund at the telephone number or one of the addresses set forth on page ii, Monday through Friday, except holidays, during normal business hours of 8:00 a.m. to 8:00 p.m. (Eastern Time).

3.	AMOUNT OF TENDER.

A Shareholder may tender all its Shares or a portion of its Shares (defined as a specific dollar value or a number of Shares). The Offer is being made to all Shareholders.

The Fund requires that a tendering Shareholder tender a minimum of $10,000 worth of Shares. A Shareholder tendering only a portion of its Shares for purchase will be required to continue to hold Shares with a value of at least $25,000 after giving effect to the repurchase. If a Shareholder tenders an amount that would cause the value of its Shares (after giving effect to the repurchase) to fall below $25,000, the Fund may, in its discretion, repurchase all of the Shareholder’s Shares. If all of a Shareholder’s Shares are repurchased, that shareholder will cease to be a shareholder. A shareholder who tenders an amount that would cause the value of its Shares (after giving effect to the repurchase) to fall below $25,000 will be permitted to remain a shareholder in the Fund only if the Fund’s Chief Executive Officer or Principal Financial Officer, in his or her sole discretion, signs a written waiver of the investment minimum.

Shareholders who tender Shares in a tender offer may not have all of the tendered Shares purchased by the Fund. If the number of Shares that are properly tendered pursuant to the Offer and not withdrawn pursuant to Section 5 of this Offer is less than or equal to 25% of the Net Asset Value of the Shares (based on the Net Asset Value per Share as of the Valuation Date), the Fund will, subject to the terms of the Offer, purchase all of the Shares so tendered unless the Fund elects to cancel or amend the Offer, or postpone the acceptance of tenders made pursuant to the offer, as provided in Section 7 of this Offer. If the amount of Shares that are properly tendered pursuant to the Offer and not withdrawn pursuant to Section 5 of this Offer exceeds 25% of the Net Asset Value of the Shares (based on the Net Asset Value per Share as of the Valuation Date), the Fund will purchase only a pro rata portion of the Shares tendered by each Shareholder.

4.	PROCEDURE FOR TENDERS.

Shareholders wishing to tender Shares pursuant to the Offer should send a completed and executed Letter of Transmittal by either: (a) mailing or otherwise delivering a Letter of Transmittal, enclosed with this Offer, to ABS Long/Short Strategies Fund, c/o UMB Fund Services, Inc., 235 West Galena Street, Milwaukee, Wisconsin 53212; or (b) faxing it to the Fund at (816) 860-3140. The completed and executed Letter of Transmittal must be received by the Fund, either by mail or fax, no later than 11:59 P.M. on the Expiration Date. The Letter of Transmittal is enclosed herewith.

The Fund recommends that all documents be submitted to the Fund via certificated mail, return receipt requested, overnight mail, or by facsimile transmission. Shareholders wishing to confirm receipt of a Letter of Transmittal may contact the Fund’s administrator and transfer agent, UMB Fund Services, Inc. (“UMB”) at the number and addresses above. The method of delivery of any documents is at the election and complete risk of the Shareholder tendering Shares including but not limited to the failure of the Fund to receive any Letter of Transmittal or other document. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of tenders will be determined by the Fund, in its sole discretion, and such determination shall be final and binding. The Fund reserves the absolute right to reject any and all tenders determined by it not to be in appropriate form or the acceptance of or payment for which would, in the opinion of counsel for the Fund, be unlawful. The Fund also reserves the right to waive any of the terms of the Offer or any defect of any tender with respect to any particular Share or any particular Shareholder, and the Fund’s interpretation of the terms of the Offer will be final and binding, unless waived, any defects or irregularities in connection with tenders must be cured within such time as the Fund shall determine. Tenders will not be deemed to have been made until the defects or irregularities have been cured or waived. None of the Fund, the Adviser, UMB or the Board shall be obligated to give notice of any defects or irregularities in tenders, nor shall any of them incur liability for failure to give such notice.

5.	WITHDRAWAL RIGHTS.

Any Shareholder tendering Shares pursuant to this Offer may withdraw such tender at any time before 11:59 P.M., Eastern Time on the Expiration Date, and at any time after forty (40) business days from the commencement of the Offer, assuming such Shareholder’s Shares have not been accepted for purchase by the Fund. To be effective, any notice of withdrawal of a tender must be timely received by the Fund by: (a) mailing or otherwise delivering a Letter of Transmittal, enclosed with this Offer, to ABS Long/Short Strategies Fund, c/o UMB Fund Services, Inc., 235 West Galena Street, Milwaukee, Wisconsin 53212; or (b) faxing it to the Fund at (816) 860-3140. A tender of Shares properly withdrawn shall not thereafter be deemed to be tendered for purposes of the Offer. However, subsequent to the withdrawal of tendered Shares, the Shares may be tendered again prior to the Expiration Date by following the procedures set forth in Section 4 of this Offer. The Notice of Withdrawal of Tender is enclosed herewith.

All questions as to the validity, form, eligibility (including time of receipt) of notices of withdrawal of the tender will be determined by the Fund, in its sole discretion, and such determination shall be final and binding.

6.	PURCHASES AND PAYMENT.

For purposes of the Offer, the Fund will be deemed to have accepted (and thereby purchased) Shares that are tendered when it gives written notice to the tendering Shareholder of its election to purchase such Shareholder’s Shares. The purchase price of the Shares tendered to and accepted for purchase by the Fund will be the Net Asset Value thereof as of the Valuation Date. The Fund’s net asset value is the value of the Fund’s assets less its liabilities, and its net asset value per Share equals that net asset value divided by the number of the then issued and outstanding Shares.

Each shareholder who has tendered all of its Shares and such Shares have been accepted for purchase by the Fund in a repurchase offer will receive cash in an amount not less than 95% of the unaudited Net Asset Value of such shareholder's repurchased Shares, determined as of the Valuation Date (the “Initial Payment”). Such payment will be made within 65 days after the Repurchase Offer Acceptance Deadline. A second and final payment (the “Final Payment”) (which will not be credited for interest) will be made in an amount equal to the excess, if any, of (1) the value of the repurchased Shares, determined as of the Valuation Date, over (2) the Initial Payment. Unless the existence of changes in tax or other laws or regulations, delays in withdrawal proceeds from Portfolio Funds, or unusual market conditions result in a delay, the Final Payment will generally be made within 2 business days of the completion of the next annual audit of Shares by the Fund's independent registered public accountant. Shareholders who tender only a portion of their Shares, and such Shares have been accepted for purchase by the Fund in a repurchase offer, will receive cash in an amount equal to 100% of the unaudited NAV of such shareholder's repurchased Shares, within 65 days of the Repurchase Offer Acceptance. The escrow agent will make the Initial Payment and the Final Payment out of an escrow account created for such purpose. Any interest earned on the escrow account will be paid to the Fund.

The Fund expects that the purchase price for Shares acquired pursuant to the Offer, which will not exceed 25% of the Net Asset Value of the Shares (based on the Net Asset Value per Share as of the Valuation Date), will be derived from one or more of the following sources: (a) cash on hand; (b) the proceeds of the sale of securities and portfolio assets held by the Fund; and/or (c) possible borrowing. Neither the Fund nor the Board has authorized borrowing to purchase Shares tendered in connection with the Offer. Depending on the dollar amount of Shares tendered and prevailing general economic and market conditions, the Board, in its sole discretion, may decide to seek to borrow money to fund all or a portion of the purchase amount for Shares, subject to compliance with applicable law. The Fund expects that the repayment of any amounts borrowed will be financed from: (a) additional funds contributed to the Fund by existing or new Shareholders; and (b) from a liquidation of a portion of the Fund’s portfolio assets.

7.	CERTAIN CONDITIONS OF THE OFFER.

The Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying Shareholders of such extension. The Fund also reserves the right to adjust the Valuation Date as a result of any extension or amendment of the Offer. Accordingly, the purchase price of Shares tendered by any Shareholder will be the Net Asset Value thereof as of December 30, 2022, or, if the Offer is extended beyond the Expiration Date, the purchase price of Shares tendered by any Shareholder will be the Net Asset Value as of such later date as the Board will determine. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer.

The Fund also reserves the right, at any time and from time to time, up to and including the Expiration Date, to: (a) cancel the Offer and in the event of such cancellation not to purchase or pay for any Shares tendered pursuant to the Offer; (b) amend the Offer; and (c) postpone the acceptance of Shares. If the Fund determines to amend the Offer or to postpone the acceptance of Shares tendered, it will, to the extent necessary, extend the period of time during which the Offer is open and will promptly notify Shareholders.

The Fund may cancel the Offer, amend the Offer or postpone the acceptance of tenders made pursuant to the Offer if: (a) the Fund would not be able to liquidate portfolio securities in a manner that is orderly and consistent with the Fund’s investment objective and policies in order to purchase Shares tendered pursuant to the Offer; (b) there is, in the judgment of the Board any: (i) legal action or proceeding instituted or threatened challenging the Offer or otherwise materially adversely affecting the Fund; (ii) declaration of a banking moratorium by federal or state authorities or any suspension of payment by banks in the U.S. that is material to the Fund; (iii) limitation imposed by federal or state authorities on the extension of credit by lending institutions; (iv) suspension of trading on any organized exchange or over-the-counter market where the Fund has a material investment; (v) commencement of war, significant increase in armed hostilities or other international or national calamity directly or indirectly involving the U.S. that is material to the Fund; (vi) material change in the NAV of the Fund from the NAV of the Fund as of commencement of the Offer; or (vii) any other event or condition that would have a material adverse effect on the Fund or its investors if Shares tendered pursuant to the Offer were purchased; or (c) the Board determines that it is not in the best interest of the Fund to purchase Shares pursuant to the Offer.

There can be no assurance that the Fund will exercise its right to extend, amend or cancel the Offer or to postpone the acceptance of tenders pursuant to the Offer.

8.	CERTAIN INFORMATION ABOUT THE FUND.

The Fund is a Delaware statutory trust that is registered under the Investment Company Act of 1940, as amended (the “1940 Act”) as a closed-end, non-diversified, management investment company. The principal executive office of the Fund is located at 235 West Galena Street, Milwaukee, Wisconsin 53212 and the telephone number is (877) 499-9990.

Shares are registered under the Securities Act of 1933, as amended. Shares, however, are not traded on any established trading market, and the transfer thereof is strictly limited by the terms of the Prospectus and the Trust Instrument.

The investment adviser of the Fund is ABS Investment Management LLC (the “Adviser”). The controlling principals of the Adviser are Laurence K. Russian, and Guilherme R. Valle. The principal executive office of the Adviser is located at 537 Steamboat Road, Greenwich, Connecticut 06830 and its telephone number is (203) 618-3700.

The Fund’s Trustees are Laurence K. Russian, Bruce Beaty and Richard L. Latto. The Fund’s Principal Executive Officer is Laurence K. Russian and its Principal Financial Officer is David J. Finn. The address of the Trustees and the officers is C/O ABS Long/Short Strategies Fund, 235 West Galena Street, Milwaukee, Wisconsin 53212.

The Fund is not aware of any plans or proposals that relate to or would result in: (i) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund; (ii) any purchase, sale or transfer of a material amount of assets of the Fund (other than as the Board determines may be necessary or appropriate to fund all or a portion of the purchase price for Shares acquired pursuant to the Offer or in connection with the ordinary portfolio transactions of the Fund); (iii) any material change in the present dividend rate or policy or indebtedness or capitalization of the Fund; (iv) any change in the identity of the Fund’s investment adviser, or members of the Board, or in the management of the Fund including but not limited to, any plans or proposals to change the number or the term of members of the Board, to fill any existing vacancy on the Board or to change any material term of the Fund’s Investment Advisory Agreement with the Adviser; (v) any other material change in the Fund’s corporate structure or business, including any plans or proposals to make any changes in its investment policies, for which a vote would be required by Section 13 of the 1940 Act; (vi) the acquisition by any person of additional Shares (other than the Fund’s intention to accept subscriptions for Shares on the first business day of each month and from time to time in the discretion of the Board, or the disposition of Shares (other than pursuant to tender offers to repurchase Shares approved by the Board); or (vii) any changes in the Trust Instrument or other governing instruments or other actions that could impede the acquisition of control of the Fund.

As of September 1, 2022, the Fund, the Adviser, any Trustee, any executive officer, and any person controlling the Fund or the Adviser held (or had interest in) the below referenced Shares:1

Name	Relationship to Fund	Shares Held	% of Outstanding Shares
ABS Investment Management LLC	Adviser and direct Shareholder;	1,176	Less than 1%
Laurence K. Russian	Trustee, Chief Executive Officer and President of the Fund; Managing Member, Portfolio Manager, controlling principal of the Adviser and direct shareholder	3,507[2]	Less than 1%[2]
David J. Finn	Principal Financial Officer and Secretary	62[2]	Less than 1%[2]
Guilherme R. Valle	Controlling principal of the Adviser and direct shareholder	1,284[2]	Less than 1%[2]
Operating Engineers Local 324 Pension Fund	Shareholder	560,081	28.13%

[2]	Messrs. Russian, Finn, and Valle have an indirect beneficial interest in Shares held in the name of the Adviser because of their control over the management of the Adviser. Additionally, Messrs. Russian and Valle have a direct beneficial interest in Shares.

To the Fund’s knowledge, no executive officer, Trustee, or other affiliate plans to tender Shares pursuant to the Offer. Any Shares to be purchased from any Trustee, officer or affiliate of the Fund will be on the same terms and conditions as any other purchase of Shares.

The Fund is not aware of any contract, arrangement, understanding or relationship relating, directly or indirectly, to the Offer (whether or not legally enforceable) between: (a) the Fund, the Adviser, a Trustee or any person controlling the Fund or the Adviser; and (b) any other person, with respect to the Shares.

No persons have been directly or indirectly employed or retained or are to be compensated to make solicitations or recommendations in connection with the Offer.

[1]	Shareholders owning voting securities in excess of twenty-five percent (25%) may determine the outcome of any matter affecting and voted on by Shareholders of the Fund.

The Fund previously offered to repurchase Shares as of September 30, 2022. Based on the net asset value per Share as of August 31, 2022, approximately 29,941 Founders’ Shares will be tendered pursuant to the September 30, 2022 offer.

The Fund issues and repurchases Shares in the ordinary course of business. Otherwise, there have been no transactions known to the Fund involving Shares that were affected during the past 60 days by the Fund, the Adviser, any member of the Board of Trustees or any person controlling the Fund, the Adviser or Board of Trustees.

9.	CERTAIN FEDERAL TAX CONSEQUENCES.

The U.S. federal income tax discussion set forth below is a summary included for general information purposes only. In view of the individual nature of tax consequences, each Shareholder is advised to consult its own tax adviser with respect to the specific, individual tax consequences of participation in the Offer, including the effect and applicability of state, local, foreign and other tax laws and the possible effects of changes in federal or other tax laws.

The sale of Shares pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes, either as a “sale or exchange,” or under certain circumstances, as a “dividend.” Under Section 302(b) of the Internal Revenue Code of 1986, as amended (the “Code”), a sale of Shares pursuant to the Offer generally will be treated as a “sale or exchange” if the receipt of cash by the Shareholder: (a) results in a “complete termination” of the Shareholder's interest in the Fund, (b) is “substantially disproportionate” with respect to the Shareholder, or (c) is “not essentially equivalent to a dividend” with respect to the Shareholder. In determining whether any of these tests has been met, Shares actually owned, as well as Shares considered to be owned by the Shareholder by reason of certain constructive ownership rules set forth in Section 318 of the Code, generally must be taken into account. If any of these three tests for “sale or exchange” treatment is met, a Shareholder will recognize gain or loss equal to the difference between the price paid by the Fund for the Shares purchased in the Offer and the Shareholder's adjusted basis in such Shares. If such Shares are held as a capital asset, the gain or loss will generally be capital gain or loss. The maximum tax rate applicable to net capital gains recognized by individuals and other non-corporate taxpayers is generally (i) the same as the applicable ordinary income rate for capital assets held for one year or less or (ii) either 15% or 20% for capital assets held for more than one year, depending on whether the individual’s income exceeds certain threshold amounts.

If the requirements of Section 302(b) of the Code are not met, amounts received by a Shareholder who sells Shares pursuant to the Offer will be taxable to the Shareholder as a “dividend” to the extent of such Shareholder's allocable Share of the Fund's current or accumulated earnings and profits. To the extent that amounts received exceed such Shareholder's allocable Share of the Fund's current and accumulated earnings and profits, such excess will constitute a non-taxable return of capital (to the extent of the Shareholder's adjusted basis in its Shares), and any amounts in excess of the Shareholder's adjusted basis will constitute taxable capital gain. Any remaining adjusted basis in the Shares tendered to the Fund will be transferred to any remaining Shares held by such Shareholder. In addition, if a tender of Shares is treated as a “dividend” to a tendering Shareholder, a constructive dividend under Section 305(c) of the Code may result to a non-tendering Shareholder whose proportionate interest in the earnings and assets of the Fund has been increased by such tender.

Foreign Shareholders. Any payments (including any constructive dividends) to a tendering Shareholder who is a nonresident alien individual, a foreign trust or estate or a foreign corporation that does not hold his, her or its Shares in connection with a trade or business conducted in the United States (a “Foreign Shareholder”) that are treated as dividends for U.S. federal income tax purposes under the rules set forth above, will generally be subject to U.S. withholding tax at the rate of 30% (unless a reduced rate applies under an applicable tax treaty). A tendering Foreign Shareholder who realizes a capital gain on a tender of Shares will not be subject to U.S. federal income tax on such gain, unless the Shareholder is an individual who is physically present in the United States for 183 days or more and certain other conditions exist. Such persons are advised to consult their own tax adviser. Special rules may apply in the case of Foreign Shareholders (i) that are engaged in a U.S. trade or business, (ii) that are former citizens or residents of the U.S. or (iii) that have a special status for U.S. federal tax purposes, such as “controlled foreign corporations,” corporations that accumulate earnings to avoid U.S. federal income tax, and certain foreign charitable organizations. Such persons are advised to consult their own tax adviser.

Certain Foreign Shareholder entities may also be subject to withholding tax at the rate of 30% under the Foreign Account Taxpayer Compliance Act (“FATCA”) unless they have provided the Fund with a duly completed W-8BEN-E (or other applicable type of W-8) certifying their compliance with or exemption from FATCA.

Backup Withholding. The Fund generally will be required to withhold tax at the rate of 24% (“backup withholding”) from any payment to a tendering Shareholder that is an individual (or certain other non-corporate persons) if the Shareholder fails to provide to the Fund its correct taxpayer identification number or otherwise establish an exemption from the backup withholding tax rules. Backup withholding is not an additional tax, and any amounts withheld may be credited against a Shareholder's U.S. federal income tax liability. A Foreign Shareholder generally will be able to avoid backup withholding with respect to payments by the Fund that are treated as made in exchange for tendered Shares only if it furnishes to the Fund a duly completed Form W-8BEN (or other applicable type of W-8), signed under penalty of perjury, stating that it (1) is a nonresident alien individual or a foreign corporation, partnership, estate or trust, (2) has not been and does not plan to be present in the United States for a total of 183 days or more during the calendar year, and (3) is neither engaged, nor plans to be engaged during the year, in a United States trade or business that has effectively connected gains from transactions with a broker or barter exchange.

10.	MISCELLANEOUS.

The Offer is not being made to, nor will tenders be accepted from, Shareholders in any jurisdiction in which the Offer or its acceptance would not comply with the securities or Blue Sky laws of such jurisdiction. The Fund is not aware of any jurisdiction in which the Offer or tenders pursuant thereto would not be in compliance with the laws of such jurisdiction. However, the Fund reserves the right to exclude Shareholders from the Offer in any jurisdiction in which it is asserted that the Offer cannot lawfully be made. The Fund believes such exclusion is permissible under applicable laws and regulations, provided the Fund makes a good faith effort to comply with any state law deemed applicable to the Offer.

The Fund has filed an Issuer Tender Offer Statement on Schedule TO with the U.S. Securities and Exchange Commission, which includes certain information relating to the Offer summarized herein. A free copy of such statement may be obtained from the Fund by contacting the Fund at the address and telephone number set forth on page ii or from the Securities and Exchange Commission’s internet web site, http://www.sec.gov. For a fee, a copy may be obtained from the public reference office of the Securities and Exchange Commission at 100 F Street, N.E., Washington, DC 20549.

ANNEX A - Financial Statements

The Fund commenced operations on January 4, 2016. Reference is made to the following financial statements of the Fund, which the Fund has prepared and furnished to Shareholders pursuant to Rule 30e-1 under the 1940 Act and filed with the Securities and Exchange Commission pursuant to Rule 30b2-1 under the 1940 Act, and which are incorporated by reference in their entirety for the purpose of filing this Schedule TO:

Unaudited Financial Statements for the semi-annual fiscal period ended October 31, 2020, previously filed with the SEC on Form N-CSRS on January 7, 2021; and

Audited Financial Statements for the year ended April 30, 2021, previously filed with the SEC on Form N-CSR on July 9, 2021; and

Unaudited Financial Statements for the semi-annual fiscal period ended October 31, 2021, previously filed with the SEC on Form N-CSRS on January 10, 2022; and

Audited Financial Statements for the year ended April 30, 2022, previously filed with the SEC on Form N-CSR on July 8, 2022.

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